2004 FISCAL SUMMARY ANNUAL REPORT


hastings
BUY
SELL
TRADE
RENT

HASTINGS MISSION

Bringing exceptional packaged entertainment to smaller communities by being the best retailer of new, used and rental entertainment.

SUMMARY ANNUAL REPORT

This Summary Annual Report for Fiscal 2004 provides a brief overview of Hastings. To gain a greater insight into the Company and its performance for fiscal 2004, please refer to the Annual Report on Form 10-K, which can be obtained by contacting Investor Relations at the Company's Store Support Center or by visiting the Investor Relations section of the Company's website at www.gohastings.com.

LOOKING FORWARD IN 2005

In 2005, we will undertake an initiative helping to identify and quantify the key strengths and opportunities of the Hastings brand. This will allow the Company to solidify our image and increase our competitive advantage of "Buy Sell Trade Rent." In addition, although the Securities and Exchange Commission extended the Sarbanes-Oxley Section 404 deadline for non-accelerated filers to July 15, 2006, we will focus on becoming compliant in 2005. As part of this process we expect improvements in our systems and processes, which will improve earnings.

SERVING CUSTOMERS ACROSS THE NATION



COMPANY PROFILE

Founded in 1968, Hastings Entertainment pioneered the concept of multimedia entertainment retailing and has become one of the nation's leaders in that field. The Amarillo, Texas-based company currently operates 153 superstores in more than 130 small and medium markets – covering 20 states. The stores, which average about 20,000 square feet, combine the sale of books, music, software, periodicals, and new and used CDs, DVDs, videotapes and video games, with the rental of DVDs, video games and video tapes. Hastings' website, www.gohastings.com, is one of the most complete entertainment sites on the Internet, featuring a vast array of new and used entertainment products. Hastings' stock is traded on the NASDAQ National Market under the symbol HAST.

TO OUR SHAREHOLDERS

Fiscal year 2004 was the final year of restructuring at Hastings. In fiscal 2004, Hastings posted a 41.5% pre-tax earnings growth, comparable-store revenue ("Comp") increase of 5.0%, our fourth consecutive annual Comp increase that favorably benchmarked our retail entertainment competition. Merchandise Comps, driven by strong performance in our sale video and video game categories increased 7.5%. Our merchandise Comps increased for each major category during fiscal year 2004. Rental video Comps decreased 4.5% for the fiscal year, reflecting an industry-wide shift to purchasing videos. On a comparable basis with our competitors, our total 'video' Comps for rental revenues combined with video for sale and video game sell-through revenues increased 7.9% for fiscal year 2004. This played into our strategy of having a dominant and increasing selection of new and used DVDs for sale.

For fiscal 2004, we reported pre-tax income of approximately $9.8 million, or $0.82 per diluted share, compared to approximately $6.9 million, or $0.60 per diluted share for the prior fiscal year. Our fourth quarter was disappointing primarily due to expenses related to the integration of a warehouse management system. For the quarter, we reported pre-tax income of approximately $8.2 million, or $0.69 per diluted share, compared to approximately $11.0, or $0.94 per diluted share, for the prior fiscal quarter.

In 2004, we continued to expand our 3-across store model by relocating six stores, expanding two stores, and opening five new stores. Additionally, we tested the addition of used books in six stores, integrated a new warehouse management system, built a new information technology center, upgraded systems, and began documentation required by Sarbanes-Oxley Section 404. These improved systems and processes will see their first full year's benefit in fiscal 2005 and 2006.

Also during fiscal 2004, we filled two key officer positions, Kevin Ball as Vice President of Marketing and Dave Moffatt as Vice President of Human Resources. They bring over 30 years combined management experience, each having served at executive level at other public companies. They are great additions to the Hastings management team and will help take the Company to the next level.

Finally, with the conclusion of restructuring, we look forward to rebranding Hastings with the unique value proposition "Buy Sell Trade Rent."

I want to personally thank all of our associates for this commitment to our four-year restructuring and our shareholders for your continued support.

Sincerely,


HASTINGS ENTERTAINMENT
hastings
BUY SELL TRADE RENT
John H. Marmaduke
President
Chief Executive Officer
Chairman of the Board

PRODUCT FOCUS

Our unique concept affords us the opportunity to serve the needs of almost any entertainment customer and even an entire family out for a night of shopping. Look around...how many places can you find music, books, video, and video game offerings, together with rental video? Mix in a broad array of budget-priced and used products along with our Hard Back Café, a coffee bar featuring a broad selection of coffees, teas and food items, and you have a one-stop shopping experience that is second-to-none.

A major emphasis for Hastings during fiscal 2005 will be the continued development of our "Buy Sell Trade Rent" positioning with new and used products merged in our main categories. We continue to see high margins and increased customer demand for these items. In video, for instance, the placing of new and used DVDs of the same title together, offers wide assortments, as well as provides the customer with an immediate choice of purchasing a new or lower-priced used item. We believe this approach will increase our revenues and gross profit while increasing customer loyalty.

Here is some additional information about each of our major product lines and a sample of what we have planned for fiscal 2005.

REBRANDING "Buy Sell Trade Rent"

During the past year, we opened five new stores, relocated six stores, expanded two stores, and adopted the slogan "Buy Sell Trade Rent." The focus, included on our new and remodeled store signage increases customer awareness of our used products, distinguishing us from our competitors. We continue to see high margins from used products, thus we are increasing marketing and sales campaigns for this business.


REVENUE MIX FOR FISCAL YEAR 2004
REVENUE MIX FOR FISCAL YEAR 2003
5%
2%


BUY
SELL
TRADE
RENT

BOOKS & NEWSSTAND

Solve a mystery at four o'clock in the morning or four o'clock in the afternoon. Study the life and times of Picasso over a cup of Saturday morning coffee at the Hard Back Café. Admire photos of the South Pacific on a hammock in the yard or in bed just before lights out. Play out the events of Hamlet in the theater of your mind. Live vicariously through a protagonist like Tom Sawyer. Discover a wealth of information about the Civil War right at your fingertips. With a good book from Hastings you can do just about anything.



BOOKS & NEWSSTAND

Up to 82,000 book and magazine titles providing dynamic coverage for our customers.

BOOKS

During fiscal 2004, Hastings' book Comps increased approximately 2%, while the industry as a whole increased approximately 1%. The drivers of our additional revenue include current events, children's, and Christian categories. Book margins for the year were up significantly with positive gains in the 4th quarter. We will continue to test and rollout our used book offerings to additional stores in fiscal 2005. The summer and fall new release schedules look strong, headlined by the July release of the sixth book in the Harry Potter series.

SALE VIDEO

DVD is now the most powerful format in the home video market. During fiscal 2004, Hastings' revenues from the sale of DVD increased 38.3% over fiscal 2003 compared to an industry increase of 29.9%. Our sales of videocassette declined 45.4% over fiscal 2003 compared to an industry decrease of 42.0%. Overall, Hastings' total sale video gross revenues increased 17.2% while the industry increased 18%.

RENTAL

During fiscal 2004, DVD drove the home video rental market; however, for the rental industry as a whole, the decline in VHS rental offset the increase in DVD. According to industry sources, rental of DVD increased 18.1% for fiscal 2004 while VHS declined 32.5% during the same period. The total rental market declined approximately 1.7% for fiscal 2004. Comparatively, our gross rentals of DVD increased 25.7% while VHS declined 48.2%. The combination of DVD and VHS rental decreased 3.1% for the year.

Our gross revenue from game rentals decreased 5.3% during fiscal 2004 compared to fiscal 2003 as customers displayed a preference of purchase over rental.


hastings
BUY
SELL
TRADE
RENT



SALE VIDEO & RENTAL

An escape. A break from the ordinary. A unique blend of art and the human experience. In the world today, movies are a cultural mainstay. They take us to new places and ignite our senses. They tell stories of the best and worst of times, and unlock imaginary worlds of action and adventure. They make us laugh, cry, and even dream. They bring us together with family, friends, and strangers alike. With thousands of choices at Hastings, plan your adventure.

SALE VIDEO & RENTAL

Up to 21,000 new and used DVD selections for sale and up to 25,000 DVD and VHS selections for rent delivering Hastings customers superior selection and value.

VIDEO GAMES

During fiscal 2004, Hastings continued its dominance of the video game market in the communities we serve by posting a gross revenue increase of 32.7%. This increase was on top of fiscal 2003 and 2002 gains of approximately 38% and 102%, respectively. We have installed high-capacity interactive video game displays in a majority of our new and existing superstores. These new displays enhance the purchase experience as well as safeguard the company's video game inventory from shrink.

MUSIC

Hastings' music sales rebounded from a down year in fiscal 2003, and posted a Comp increase of approximately 2%, our first Comp increase in this category since fiscal 1999. Improved accuracy in our buying practices as well as increased sales of concert DVDs, Latin music, and CD box sets were primarily responsible for the increased revenue. The industry continues to battle online piracy and has made strong steps through education and enforcement programs reducing the effects of this problem. Recent trends are positive and the music industry is beginning to reverse the negative trend of the past several years.

SIDELINES

Sidelines, which include products such as board games, apparel, and toys, continue to be an important part of our business. Trendy products and major product release tie-ins enhance the shopping experience and encourage impulse purchases delivering strong margins.





VIDEO GAMES

No matter who you are, video games have probably impacted your life in some way. Whether it's you, your children, your children's children or your close friends, odds are you've experienced the thrill of victory or the agony of defeat as an active gamer or a passive observer. What will they think of next? What will be the next new way to capture the thrill of the surreal. Hastings takes this revolutionary entertainment concept to a closer form of virtual reality.



VIDEO GAMES

Up to 2,000 video games for rent and up to 5,000 new and used video games for sale satisfying gamers' increasing demand for the latest and most challenging products.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share and per square foot amounts)

	January 31, 2005	January 31, 2004 (restated) [1]	January 31, 2003 (restated) [1]
OPERATING RESULTS:			
Total Revenues	$542,016	$508,318	$495,394
Gross Profit	183,118	171,536	160,854
SG&A Expenses	171,293	162,616	158,025
Operating Income	11,416	8,643	2,350
Pre-Tax Income	9,791	6,919	1,891
Net Income [2]	5,809	8,277	1,891
Pre-Tax Income per Diluted Share	$0.82	$0.60	$0.16
Net Income per Diluted Share	$0.49	$0.72	$0.16
Wtg Avg Diluted Shares Outstanding	11,942	11,483	11,779
BALANCE SHEET DATA:			
Merchandise Inventories	$153,554	$138,552	$148,395
Long-term Debt, including capital lease obligations	39,846	29,844	46,712
Shareholders' Equity (Book Value)	$89,774	$83,946	$75,583
CASH FLOW DATA & OTHER RATIOS:			
Cash Flow from Operations	$52,495	$73,004	$51,716
Depreciation Expense	41,917	38,675	40,223
Capital Expenditures	$59,871	$53,456	$64,664
Inventory Turns	1.84	1.90	1.80
LT Debt/Total Cap	30.6%	26.1%	38.1%
Book Value per Share	$7.52	$7.31	$6.42
SUPERSTORE DATA:			
Units Open at Year-end	152	148	146
Comp-Store Revenue Increases	5.0%	1.9%	5.0%
Total Selling Sq Ft	3,039,582	2,915,884	2,846,955
Total Revenue per Sq Ft	$181	$177	$177

Note 1: Similar to other retailers, the company has restated fiscal years 2003 and 2002 to align the company's lease accounting practices with the position expressed by the Securities and Exchange Commission in an open letter dated February 7, 2005. For additional information regarding this restatement, see the company's Annual Report on Form 10-K.
Note 2: Net income is affected in fiscal 2003 by a $1.7 million income tax benefit due to the reversal of a valuation allowance previously applied against a deferred tax asset.


BUY
SELL
TRADE
RENT

MUSIC & SIDELINES

Celebrate good times. Bust a move. Pump up the jam. Go to a place where everybody knows your name. Leave on a jet plane. Stay alive. Just beat it. Kick off your Sunday shoes. Take a trip to the Hotel California. Become a part of the Rhythm Nation. Listen to the sound of silence. Stir your soul at Hastings.



MUSIC & SIDELINES

Up to 52,000 new and used CDs, electronics, instruments, apparel and novelty gifts provide something for everyone.

Corporate Information

DIRECTORS

John H. Marmaduke
Chairman of the Board

Gaines L. Godfrey
President
Godfrey Ventures
Independent Director
Nominating Committee Member

Daryl L. Lansdale
Retired Retail Executive
Independent Director
Compensation Committee Member
Audit Committee Member
Nominating Committee Member

Ann S. Lieff
President
The Lieff Company
Independent Director
Audit Committee Member
Nominating Committee Member

Stephen S. Marmaduke
Retired, Private Investor

Frank O. Marrs
Chief Executive Officer
Gupton Marrs International
Independent Director
Audit Committee Chairman
Audit Committee Financial Expert
Nominating Committee Member

Jeffrey G. Shrader, Esq.
Sprouse Shrader Smith P.C.
Independent Director
Compensation Committee Chairman

OFFICERS

John H. Marmaduke
President
Chief Executive Officer

Dan Crow
Vice President of Finance &
Chief Financial Officer

James S. Hicks
Vice President of Product

Alan Van Ongevalle
Vice President of Information
Technology & Distribution

Kevin Ball
Vice President of Marketing

David Moffatt
Vice President of Human Resources

CORPORATE COUNSEL

Sprouse Shrader Smith P.C.
Amarillo, Texas

INDEPENDENT AUDITORS

Ernst & Young LLP
Fort Worth, Texas

COMMON STOCK

Listed on the NASDAQ
National Market
Symbol: HAST

TRANSFER AGENT & REGISTRAR

Mellon Investor Services LLC
Overpeck Centre, 85 Challenger Rd.
Ridgefield Park,
New Jersey 07660
(800) 635-9270
www.melloninvestor.com

ANNUAL MEETING

The Annual Meeting of Hastings Entertainment, Inc. will be held at 4:00 p.m. CDT on Wednesday, June 8, 2005, at the Company's Store Support Center. The Store Support Center is located at 3601 Plains Boulevard in Amarillo, Texas.

As of March 31, 2005 there were approximately 2,300 holders of the Company's Common Stock, including 366 shareholders of record, and 11,463,899 shares of Common Stock outstanding. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate declaring a cash dividend in the near future.

CORPORATE HEADQUARTERS

3601 Plains Boulevard
Amarillo, Texas 79102
(806) 351-2300
Fax: (806) 351-2424
irelations@hastings-ent.com
www.gohastings.com

hastings™
BUY SELL TRADE RENT

Forward-looking Statements. Certain statements set forth in our Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "plan," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future including statements relating to our future productivity, operating efficiency, store conversions and expansions and product offerings and other statements expressing general optimism about future operating results are forward-looking statements. Such statements are based upon management's current estimates, assumptions and expectations, which if incorrect could cause actual results to differ materially from those described herein. We undertake no obligation to affirm, publicly update or revise any forward-looking statements.